Filed by F.N.B. Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: UB Bancorp

Date: October 20, 2022

This filing relates to the proposed merger of UB Bancorp with F.N.B. Corporation, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 31, 2022

The following is the transcript of an excerpt of the conference call held by F.N.B. Corporation on October 19, 2022. The purpose of the call was to discuss the third quarter earnings results of F.N.B. Corporation, and included a discussion of the proposed merger. This transcript was prepared by a third party and has not been independently verified by F.N.B. Corporation and may contain errors.

F.N.B. Corporation

Third Quarter 2022 Earnings

October 19, 2022 at 8:30 a.m. Eastern

CORPORATE PARTICIPANTS

Vince Delie – Chairman, President and Chief Executive Officer

Vince Calabrese – Chief Financial Officer

Gary Guerrieri – Chief Credit Officer

Lisa Constantine – Manager of Investor Relations

PRESENTATION

Operator

Good morning, everyone and welcome to the FNB Corporation’s Third Quarter 2022 Earnings conference call. All participants will be in a listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star and then one using a touchtone telephone. To withdraw your question, you may press star and two. Please also note, today’s event is being recorded. At this time, I’d like to turn the floor over to Lisa Constantine, Manager of Investor Relations. Ma’am, you may begin.

Lisa Constantine

Thank you. Good morning and welcome to our earnings call. This conference call of FNB Corporation and the report it filed with the Securities and Exchange Commission often contain forward-looking statements and non-GAAP financial measures. Non-GAAP financial measures should be viewed in addition to and not as an alternative for our reporting results prepared in accordance with GAAP. Reconciliations of GAAP to non-GAAP operating measures to the most directly comparable GAAP financial measures are included in our presentation materials and they are in our earnings release. Please refer to these non-GAAP and forward-looking statement disclosures contained in our related materials, reports and registration statements filed with the Securities and Exchange Commission and are available on our corporate website. A replay of this call will be available until Wednesday October 26th and the webcast link will be posted to the About Us Investor Relations section of our corporate website. I will now turn the call over to Vince Delie, Chairman, President, and CEO.

Vince Delie

Thank you. Welcome to our third quarter earnings call. Joining me today are Vince Calabrese, our Chief Financial Officer and Gary Guerrieri, our Chief Credit Officer.

[…]

We were also pleased to receive all regulatory approvals for our pending merger with UB Bank Corp and anticipate the merger to close and convert in December of this year. We are looking forward to welcoming Union Bank employees and clients to FNB. We’re confident that they will benefit from our deep product suite and robust digital tools.

[…]

Deposits increased $413 million linked quarter or 4.9% annualized. We ended the quarter with non-interest-bearing deposits accounting for 35% of total deposits and Union Bank will enhance our overall position by contributing a higher proportion of non-interest-bearing deposits.

[…]

I will now turn the call over to Gary to provide additional detail of our asset quality.

Gary Guerrieri

Thank you, Vince and good morning, everyone.

[…]

Now turning to the UB Bancorp acquisition that is scheduled to close in the fourth quarter. We remain on track with our established conversion process, and we continue to closely track and monitor the loan portfolio and its credit performance through legal day one. We do not anticipate any material impact to our corporate credit metrics for loan risk profile, as the portfolio remains in line with our expectations from due diligence. As we welcome the team from UB, we look forward to deepening our relationships with the UB customer base, and the product offerings available to meet their banking and lending needs.

[…]

I will now turn the call over to Vince Calabrese, our Chief Financial Officer, for his remarks.

Vince Calabrese

Thanks, Gary. Good morning, everyone.

[…]

Lastly, as Vince mentioned, we are expected the UB Bancorp acquisition to close and convert in December of this year. Their balance sheet continues to trend within our expectations, and we are excited to add their low-cost deposit base in a higher rate environment.

[…]

Operator

Ladies and gentlemen, with that we’ll begin our question-and-answer session.

[…]

Our first question today comes from Jared Shaw from Wells Fargo Securities. Please go ahead with your question.

[…]

Jared Shaw

I guess maybe just starting on asset sensitivity and the outlook as we go into ’23, any thoughts on starting to moderate that asset sensitivity with the UB deal coming on? Like you said, that’s going to add even more DDA. How should we be thinking about what you’re doing in terms of portfolio decisions so to potentially look at falling rates as we build out our models here?

Vince Calabrese

I would say a couple of things, Jared. I mean, over the course of 2022, we put various strategies to decrease our exposure to downside rates. As you look ahead here, we’ve reduced our cash position, added asset duration in the loan side to mortgage and securities books. Plus, we’ve executed about a billion dollars or so in receive fixed swaps to protect us on the downside, in the midst of looking at potential other opportunities to put some more derivatives on, potentially, to protect us from downside movement in rates next year that’s expected. So, it’s happened organically outside of that billion dollars. And I think the way we’re positioned today, there’s still a good amount of benefit to come from the expected movement in rates as we get into the fourth quarter, and then into next year, and we’ll capture that obviously in the guidance for ‘23. But there’s still upside to the margin and to the net interest income as you look into the fourth quarter, for sure, given the overall asset sensitive position on the balance sheet.

And I would just say again, too, that over time we’ve kind of forgone some short-term earnings to kind of position the balance sheet so that we would get that benefit from rising rates when it ultimately did come. We’ve stayed short in our investment portfolio, we have consistently had a 50/50 split between AFS and HCM, which helps on the AOCL impacts that everybody’s experiencing right now. So, I think some of those tactics that we’ve taken in the past and strategies are benefiting as we sit here today, and as we look ahead from here.

Jared Shaw

Okay, thanks. So then on the deposits, great beta performance this quarter. Could you give us an update, anything that we should think about with the deposit growth this quarter? Is there any seasonality there that could roll off? What were spot rates at the end of the quarter? And as we look forward, what do you think through the cycle beta could be on the overall blended deposit base with UB there?

Vince Calabrese

[…]

As far as the beta, the liquidity and banking system is still there. We still have $1.8 billion in excess cash on our balance sheet. Like others, we’re starting to see more pressure on deposit rates as the Fed continues to move. You know, at this point, there’s been very limited movement of our retail deposit rates, but definitely more frequent conversations with municipal business clients, where we’ve been making adjustments, particularly for those that have a full relationship with us.

We have not lost any clients, which is important. I think the commercial customers and municipal customers that are having conversations with us aren’t just closing accounts and moving somewhere else. So, I think it speaks to the relationships that people have built up over time.

As you know, we have a new slide that we added in there. I mean, so far cumulative beta for total deposits was at 12.5% at the end of September. Our forecast is to be around 20% for total deposits at the end of the year.

[…]

CONCLUSION

Operator

Ladies and gentlemen, with that we’ve reached the end of today’s question and answer session. And at this time, I would like to turn the floor back over to Vince Delie for any closing remarks.

Vince Delie

First of all, I’d like to thank our team. This was an exceptional quarter, but it’s been a series of exceptional quarters and that doesn’t happen without a lot of hard work, focus. I really appreciate what our team has done, all of our employees have really stepped up. Very proud to work here and it shows in the results, right.

So, thank you. And thank you, Gary, and your team for keeping us moving along here and deploying capital through a cycle. I think that’s going to be very positive. I think we’ve shown that there’s tremendous amount of positive momentum, the business model is working and we’re looking forward to continuing to drive results for our shareholders. So, thank you, and look forward to our next call. Take care, everybody.

Cautionary Statement Regarding Forward-Looking Information

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of FNB and UB Bancorp with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share and other metrics) and the timing of the closing of the transaction.

Forward-looking statements are typically identified by words such as “believe,” “plan,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “will,” “should,” “project,” “goal,” and other similar words and expressions. Forward-looking statements are subject to risks, uncertainties and assumptions which may change over time or as a result of unforeseen circumstances. Future events or circumstances may change expectations or outlook and may affect the nature of the assumptions, risks and uncertainties to which forward-looking statements are subject. The forward-looking statements in this communication pertain only to the date of this communication, and FNB and UB Bancorp disclaim any obligation to update or revise any forward-looking statements, except as required by law. Actual results or future events may differ, possibly materially, from those that are anticipated in these forward-looking statements. Accordingly, we caution against placing undue reliance on any forward-looking statements.

Forward-looking statements contained in this communication are subject to, among others, the following risks, uncertainties and assumptions:

•

The possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where FNB and UB Bancorp do business, or as a result of other unexpected factors or events;

•

Completion of the transaction is dependent on the satisfaction of customary closing conditions, which cannot be assured, and the timing and completion of the transaction is dependent on various factors that cannot be predicted with precision at this point;

•	The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•

Although bank regulatory approvals for the transaction have been obtained, completion of the transaction remains subject to bank regulatory oversight, which may cause additional significant expense or delay the consummation of the merger transaction;

•	Potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;

•	The outcome of any legal proceedings that may be instituted against FNB or UB Bancorp;

•	Subsequent federal legislative and regulatory actions and reforms affecting the financial institutions’ industry may substantially impact the economic benefits of the proposed merger;

•

Unanticipated challenges or delays in the integration of UB Bancorp’s business into FNB’s and or the conversion of UB Bancorp’s technology systems and customer data may significantly increase the expense associated with the transaction; and

•

Other factors that may affect future results of FNB and UB Bancorp, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These forward-looking statements are also subject to the principal risks and uncertainties applicable to FNB’s business and activities generally that are disclosed in FNB’s 2021 Annual Report on Form 10-K and other FNB files with the SEC and UB Bancorp’s Investor Relations website. FNB’s SEC filings are accessible on the SEC website at www.sec.gov.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between FNB and UB Bancorp. In connection with the proposed merger, FNB has filed a registration statement on Form S-4 with the SEC to register FNB’s shares that will be issued to UB Bancorp’s stockholders in connection with the merger. The registration statement includes a proxy statement of Union Bank and a prospectus of FNB as well as other relevant documents concerning the proposed transaction.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available) and any other documents FNB has filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents FNB has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One North Shore Center, Pittsburgh, PA 15212, telephone: (724) 983-3317. The proxy statement/prospectus, may also be obtained free of charge from F.N.B. Corporation at the contact set forth above or from UB Bancorp, 1011 Red Banks Road, Greenville, NC 27858, telephone: (866) 638-0552.

Participants in the Solicitation

FNB and UB Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from UB Bancorp’s stockholders in connection with the proposed merger. Information regarding FNB’s directors and executive officers is contained in FNB’s Proxy Statement on Schedule 14A, dated March 25, 2022, as amended, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger. Free copies of these documents may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.